UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

SB Financial Group, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
78408D105
(CUSIP Number)

February 9, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78408D105	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
525,100

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
525,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
525,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 6,459,312 shares of common stock, no par value (“Common Stock”) outstanding, as reflected in the Issuer’s February 9, 2018 Prospectus Supplement to the Issuer’s Prospectus dated April 19, 2017, as filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 1,449,275 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 217,391 additional shares of Common Stock, would be 6,459,312 shares), and the Issuer’s February 13, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated February 13, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 78408D105	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
525,100

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
525,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
525,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 6,459,312 shares of Common Stock outstanding, as reflected in the Issuer’s February 9, 2018 Prospectus Supplement to the Issuer’s Prospectus dated April 19, 2017, as filed by the Issuer with SEC on February 12, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 1,449,275 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 217,391 additional shares of Common Stock, would be 6,459,312 shares), and the Issuer’s February 13, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated February 13, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 78408D105	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC – Small Financial Equities Series

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
525,100

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
525,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
525,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 6,459,312 shares of Common Stock outstanding, as reflected in the Issuer’s February 9, 2018 Prospectus Supplement to the Issuer’s Prospectus dated April 19, 2017, as filed by the Issuer with SEC on February 12, 2018 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering of 1,449,275 shares of Common Stock, and the full exercise of the underwriters’ over-allotment option of 217,391 additional shares of Common Stock, would be 6,459,312 shares), and the Issuer’s February 13, 2018 Press Release, as filed by the Issuer with the SEC on a Form 8-K dated February 13, 2018 (indicating that the public offering had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

Item 1. (a)        Name of Issuer

SB Financial Group, Inc.

Item 1. (b)        Address of Issuer’s Principal Executive Offices

SB Financial Group, Inc.
401 Clinton Street
Defiance, OH  43512

Item 2. (a)        Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman; and
(iii)	EJF Sidecar Fund, Series LLC – Small Financial Equities Series.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)        Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)        Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)        Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2. (e)        CUSIP Number

78408D105

Item 3.

Not Applicable.

Item 4.             Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Fund, Series LLC – Small Financial Equities Series is the record owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC – Small Financial Equities Series and the investment manager of an affiliate thereof, and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Sidecar Fund, Series LLC – Small Financial Equities Series is the record owner.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.            Identification and Classification of Members of the Group

Not Applicable.

Item 9.            Notice of Dissolution of Group

Not Applicable.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2018

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, and EJF Sidecar Fund, Series LLC – Small Financial Equities Series, a Delaware separate series limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 20, 2018

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer